  Exhibit 99.1

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the “Company” or “High Tide”)
Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

May 1, 2024

Item 3: News Release

News releases were issued and disseminated via CNW Group Ltd. d/b/a Canada Newswire on April 12, 2024 and May 1, 2024, copies of which were filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

On April 12, 2024, the Company announced that the Company and Sergio Patino agreed to part ways effective May 1, 2024. Following Mr. Patino’s resignation, the Company has appointed Mayank Mahajan as Chief Financial Officer, effective May 1, 2024.

Item 5.1: Full Description of Material Change

On April 12, 2024, the Company announced that the Company and Sergio Patino agreed to part ways effective May 1, 2024. Following Mr. Patino’s resignation, the Company has appointed Mayank Mahajan as Chief Financial Officer, effective May 1, 2024.

Mr. Mahajan brings an exceptional range of expertise from a career in financial services, technology, manufacturing, trading and leasing that spans more than 15 years. Among his more notable accomplishments, he has overseen M&A and business integration, debt and equity raises, contract negotiations, and led corporate governance initiatives. Mr. Mahajan has built global accounting teams while re-engineering processes to improve accountability and implementing best practices in ERP, SOX and internal controls.

Before joining High Tide, Mr. Mahajan worked with Everyday People Financial Corp, Metamaterial Inc., Jubilant Bhartiya Group (Canada, India and USA), Genpact, and S.P. Nagrath & Co. He is a registered Chartered Professional Accountant in Canada, Certified Public Accountant in the United States and a Chartered Accountant in India. Mr. Mahajan also holds a Master of Business Administration (MBA) from Gonzaga University in Washington, USA, and a Bachelor of Commerce from Chaudhury Charan Singh University in India.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover

President, Chief Executive Officer, and Director

T: 403-770-9435

Email: raj@hightideinc.com

Item 9: Date of Report

May 10, 2024